Exhibit 11.1

ARGO BLOCKCHAIN PLC INSIDER TRADING POLICY

This Policy confirms procedures which employees, consultants, contractors, directors and executive officers of Argo Blockchain plc (the “Company”) must follow. This Policy is subject to modification from time to time as the Board deems necessary or advisable.

INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES, INCLUDING TRIPLE DAMAGES, TOGETHER WITH SIGNIFICANT REPUTATIONAL DAMAGE. EMPLOYEES WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL FOR CAUSE. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER OR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN.

Executive Summary

●	“Insider Trading” means trading while you aware of material, non-public information about the Company.
●“Tipping” is sharing material, non-public information with others who trade on it.
●	Insider Trading and Tipping are Illegal. Any person that conducts Insider Trading or Tipping may be subject to:
oImmediate termination for cause; and
oCriminal prosecution.
●Window Group. Because they are regularly exposed to material, non-public information, the Company’s executive officers and directors and all members of the finance and legal departments, and their family members are subject to additional trading restrictions. Specifically Window Group members:
oMay only trade in the Company’s securities during “Open Windows”, which are defined in Section 3 of this policy
oEven during Open Windows, only after pre-clearing such trades with the Company’s legal department by emailing preclearance@argoblockchain.com.
●All Other Employees. For all employees, even those not in the Window Group and therefore not subject to the Open Window and pre-clearance obligations, it is imperative to at all times be cognizant of whether you might have material, non-public information, and to maintain the strictest confidentiality of Company information and to refrain from Insider Trading or Tipping.
oYou must review the attached policy in full and certify that you have done so and will abide by it.
oIf you have any questions, contact our Chief Executive Officer, Chief Financial Officer or General Counsel.

Insider Trading Policy

The Company is committed to promoting investor confidence and to taking steps to ensure that trading in its securities occurs in a transparent and informed market.

1.	Prohibition Against Trading on Material Nonpublic Information

During the course of your service at the Company, you may become aware of material nonpublic information relating to the Company or other entities associated to, or in business relationships with, the Company. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information of a precise and specific nature, whether positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold publicly traded securities of the Company would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples of “material” information include:

●	internal financial information which departs in any way from what the market would expect
●changes in sales, earnings or dividends
●an important financing transaction
●stock splits or other transactions relating to Company stock
●	mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets
●major management changes
●sales or purchases by the Company of its own securities
●major litigation or regulatory developments
●significant process or product developments
●gain or loss of a major customer or supplier
●	major transactions with other companies or entities, such as joint ventures or licensing agreements
●	the extent to which external events, including but not limited to pandemics, have had or will have a material impact on the Company’s operating results
●a major cybersecurity incident

Note that this list is merely illustrative and not exhaustive, but the more specific and precise the information is, the more likely it is to be material

“Nonpublic” information is any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available; for example, disclosure within a report filed by the Company with the U.S. Securities and Exchange Commission, issuance of a press release by the Company or announcement of the information in

The Wall Street Journal or other news publication. Even after the Company has released information to the press or the information has been reported, at least one full Trading Day must elapse before you trade in Company stock. For the purposes of this policy, a “Trading Day” shall mean any day on which the Nasdaq Stock Market or London Stock Exchange are open for trading. For example, if the Company issues a press release containing material information at 7:00 a.m. GMT on a Tuesday, and either the Nasdaq Stock Market or the London Stock Exchange is open for trading on Tuesday, persons subject to this policy shall not be permitted to trade in Company stock until Wednesday.

If you are aware of material nonpublic information regarding the Company you are prohibited from trading or from otherwise encouraging or arranging for any other person from trading in in publicly traded securities of the Company, unless such trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan. For the purposes of this Policy, “trading” includes the exercise of Company stock options. Rule 10b5-1 trading plans are discussed in Section 2 of this Policy. You also are prohibited from giving “tips” on material nonpublic information, that is directly or indirectly disclosing such information to any other person, including family members and relatives, so that they may trade in Company stock. Furthermore, if you learn material nonpublic information about another company with which the Company does business, such as a supplier, customer or joint venture partner, or you learn that the Company is planning a major transaction with another company (such as an acquisition), you must not trade or otherwise encourage or arrange for any other person to trade in in any publicly traded securities of the other company until such information has been made public for at least one full Trading Day.

The policy against trading securities when in possession of material nonpublic information applies to all employees, consultants, contractors and directors of the Company as well as their family members. For purposes of this Policy, a “family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in- law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. It also applies to former employees, consultants, contractors and directors and their family members.

In addition, you and your family members may not, under any circumstances, trade options for, or sell “short,” any publicly traded securities of the Company.

2.	Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of material nonpublic information. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade under Section 3 of this policy and (iii) adoption of the plan was expressly authorized by a member of the Company’s Legal Department. Note that trades made pursuant to Rule 10b5-1 plans by a member of the Window Group must still be reported pursuant to the second paragraph of Section 4 below.

3.	Permitted Trading Periods for Non-Rule 10b5-1 Trades

The term “Window Group” means the Company’s executive officers and directors and all members of the finance and legal departments, and their family members. The members of the Window Group may only trade publicly traded securities of the Company during an Open Window, and must first obtain pre-clearance from the Company’s General Counsel pursuant to Section 4 below. The “Open Window” periods are:

(i)

In the second month of the quarter, beginning one full Trading Day after we have announced both (A) operating results for the preceding quarter and (B) monthly mining results for the first month of the quarter, and ending eight (8) calendar days prior to month-end, and

(ii)

In the third month of the quarter, beginning one full Trading Day after we have announced monthly mining results for the second month of the quarter, and ending thirteen (13) calendar days prior to month-end.

Nonetheless, as mentioned above, no trade of any publicly traded securities of the Company, or procurement or encouragement of such trading by any other person may be made during these periods if the person covered by this policy possesses material nonpublic information which has not been disseminated in the public market for at least one full Trading Day. From time to time, upon prior notice to the persons affected, the Company may impose event-specific special blackout periods during which some or all members of the Window Group are prohibited from trading in Company securities.

The trading restrictions set forth in this Section 3 do not apply to any trades made pursuant to properly qualified, adopted and submitted Rule 10b5-1 trading plans.

The below calendar is intended to illustrate Sections 3(i) and (ii) above:

January							February							March
Su	Mo	Tu	We	Th	Fr	Sa	Su	Mo	Tu	We	Th	Fr	Sa	Su	Mo	Tu	We	Th	Fr	Sa
						1			1	2	3	4	5			1	2	3	4	5
2	3	4	5	6	7	8	6	7	8	9	10	11	12	6	7	8	9	10	11	12
9	10	11	12	13	14	15	13	14	15	16	17	18	19	13	14	15	16	17	18	19
16	17	18	19	20	21	22	20	21	22	23	24	25	26	20	21	22	23	24	25	26
23	24	25	26	27	28	29	27	28						27	28	29	30	31
30	31

End of Quarter	Earnings Release	Monthly Mining Results	Open Window

4.	Preclearance; Reporting Trades

In addition to complying with the prohibition on trading during scheduled and event- specific special blackout periods, members of the Window Group must first obtain pre-clearance from the Company’s General Counsel before engaging in any transaction in securities of the Company. A request for pre-clearance should be submitted at least 48 hours in advance of the proposed transaction in-person, by telephone or by email to preclearance@argoblockchain.com. If a proposed transaction receives pre-clearance, the pre-cleared trade must be effected within 48 hours of receipt of pre-clearance. If the person becomes aware of material nonpublic information before the trade is executed, the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit become subject to pre-clearance again. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in securities of the Company, and should not inform any other person of the restriction.

We require that members of the Window Group submit to the Company’s General Counsel a copy of any trade order or confirmation relating to the purchase or sale of Company securities within one business day of any such transaction. This information is necessary to enable us to monitor trading by such individuals and ensure that all such trades are properly reported. Your adherence to this policy is vital to your protection as well as the Company’s.

5.	Hedging Transactions

Hedging transactions may insulate you from upside or downside price movement in Company stock which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, you and your family members may not enter into hedging or monetization transactions or similar arrangements with respect to Company stock, including the purchase or sale of puts or calls or the use of any other derivative instruments.

6.	Margin Accounts and Pledging

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold Company securities in a margin account nor pledge Company securities as collateral for a loan.

7.	Duration of Policy’s Applicability.

This policy continues to apply to your transactions in Company stock or the stock of other public companies engaged in business transactions with the Company even after your employment or directorship with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in Company stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

* * *

ACKNOWLEDGMENT

I have read and understand the Insider Trading Policy (the “Policy”) of Argo Blockchain plc (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that my failure to comply in all respects with the Company’s policies, including the Policy, is a basis for termination for cause of my employment or engagement with the Company and any subsidiary or other affiliate to which my employment or engagement now relates or may in the future relate. I am aware that this signed Certification will be filed with my personal records of the Company.

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